SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File No. 000-32643

                           NOTIFICATION OF LATE FILING
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
(Check One): [ ]Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR
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For Period Ended: June 30, 2001
[ ] Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant: Indian River Banking Company
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Former name if applicable:


Address of principal executive office (Street and number):
958 20th Place
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City, State and Zip Code: Vero Beach, Florida  32960
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                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed | on or before the 15th calendar day following the prescribed due date;
     | or the subject quarterly report or transition report on Form 10-QSB, or | portion thereof will be filed on or before the fifth calendar day
     |  following the prescribed due date; and
     |
     |  (c) The accountant's statement or other exhibit required by Rule
     |  12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As a result of circumstances beyond the control of registrant resulting in the absence or other unavailability of executive officers necessary for completion, review and execution of the report, the report could not be completed in time to permit the filing of the Form 10-KSB on a timely basis. Said circumstances cannot be eliminated by registrant without unreasonable effort or expense.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Noel M. Gruber                     (301) 229-3400
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                 (Name)                 (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ ] Yes  [X] No

         As a result of misunderstanding of its filing obligation for the period which passed while in registration, the registrant inadvertently failed to file a 10QSB for the period ended June 30, 2000, the period after the most recent information in registrant's prospectus when it became effective and which had passed while in registration.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant will report net income of $1.37 million for the six months ended June 30, 2001, as compared to 1.34 million for the six months ended June 30, 2000. For the six period in 2001, the registrant will report net income per common share of $0.78 (basic) and $0.76 (diluted), as compared to $0.88 (basic) and $0.86 (diluted) for the six months ended June 30, 2000 (as adjusted to reflect intervening stock splits and dividends). For the three months ended June 30, 2001, net income was $627.4 thousand, as compared to $690.9 thousand in the same period in 2000, and net income per common share during the three months ended June 30, 2001 will be reported as $0.36 (basic) and $0.36 (diluted) in 2001, as compared to $0.45 (basic) and $0.44 diluted, for the same period in 2000. Results for the three and six months ended June 30, 2001 reflect the previously disclosed charge of $567 thousand, or approximately $367 thousand after taxes, relating to the resignation of the former President of the registrant.

                          Indian River Banking Company
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2001             By:  /s/ Charles A. Bradley
                                      -----------------------------------------
                                      Charles A. Bradley
                                      Vice President, Treasurer and
                                      Chief Financial Officer